Mail Stop 3561

      							June 30, 2005


Via U.S. Mail and Fax (978-988-0659)
John B. Bartlett
Chief Financial Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, MA  01887

	RE:	UniFirst Corporation
		Forms 10-K and 10-K/A for the fiscal year ended August
28,
2004
		Filed November 12, 2004 and July 28, 2005, respectively
File No. 001-08504


Dear Mr. Bartlett:

We have reviewed your supplemental response letter dated July 28, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 18, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended August 28, 2004

Item 8. Financial Statements and Supplementary Data

1. We note your response in your letter of June 10, 2005. Based on the information provided to your Chief Operating Decision Maker to assess performance and allocate resources, it appears that you have six operating segments. Addressing paragraphs 17 and 18 of SFAS 131, tell us the number of reportable segments you are required to disclose. Provide us will all supporting documentation in your determination of the number of reportable segments, along with references to applicable accounting literature. Furthermore, you must revise your MD&A and discuss the profitability measure of each segment consistent with those disclosed in your SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06). Revise or advise.

Forms 10-Q for the quarters ended November 27, 2004 and February
26,
2004

2. Please comply with all of the above comments in your future filings as applicable.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Joe Cascarano, Staff Accountant, at (202)
551-
3376 or Joe Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



John B. Bartlett
UniFirst Corporation
June 30, 2005
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